 EXHIBIT 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-293435 on Form F-10 and to the use of our reports dated March 10, 2026, relating to the financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2026